Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

April 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: John	Cannarella

Karl Hiller

Christina Chalk

Karina Dorin

Laura Nicholson

Re:	Noble Finco Limited

Registration Statement on Form S-4, as amended

File No. 333-261780

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 6, 2022, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 3:00 p.m., Eastern Time, on April 8, 2022, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Sean Wheeler, Debbie Yee or Anne Peetz of Kirkland & Ellis LLP at (713) 836-3427, (713) 836-3630 or (713) 836-3711, respectively, if you have any questions or concerns regarding this matter.

Sincerely,

NOBLE FINCO LIMITED

By:	/s/ Robert W. Eifler

Name:	Robert W. Eifler
Title:	Chief Executive Officer and Director

KE 85520538